UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  Form N-54a

       NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION
                                54(A) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

     Name:                                    Bronco Energy Fund, Inc.

     Address of Principal Business Office:    2920 N. Swan Suite 206
                                              Tucson AZ 85712

     Telephone Number:                        (866) 305-1755

     Name and Address of Agent for Service
        of Process:                           Dan Baker, CEO
                                              Bronco Energy Fund, Inc.
                                              2920 N. Swan Suite 206
                                              Tucson AZ 85712

     Copy to:                                 James A. Reskin
                                              Reskin & Associates
                                              520 South Fourth Avenue
                                              Suite 400
                                              Louisville, KY 40202-2577

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

      Form 10SB12G, filed February 16, 2000.

[ ] The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in Arizona; that it will be operated for the purposes of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Beaver and state of Utah on this 16th day of December 2004.


By: __/s/ Dan Baker___________
Name:   Dan Baker
Title:  Chief Executive Officer

Attest:


By: __/s/ James Marshall________
        James Marshall
        Chief Financial Officer